Exhibit 99.1

ZK International Group Co., Ltd. Announces Record Revenue of $52.89 Million, an Increase of 6.5% for the First Half of Fiscal Year 2024

WENZHOU, China, September 30, 2024 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced its unaudited financial results for the six months ended March 31, 2024.

Financial Highlights for the First Half of Fiscal Year 2024

	For the Six Months Ended March 31,
($ millions, except per share data)	2024	2023	% Change
Revenue	$52.89	$49.66	6.50%
Gross profit	$3.35	$3.17	5.68%
Gross margin	6.33%	6.38%	-0.05%	pp*
Income (loss) from operations	$(0.16)	$0.14	(2.14)%
Operating margin	(0.31)%	0.29%	0.60%	pp*
Net loss	$(0.48)	$(0.06)	-
Diluted earnings per share	$(0.01)	$0.00	-

* pp: percentage point(s)

•	Revenue increased by 6.50% to a record $52.89 million for the six months ended March 31, 2024 from approximately $49.66 million for the six months ended March 31, 2023. During the first fiscal half of 2024, we observed an increase of demand for our piping products, primarily attributable to the real estate market recovery during the fiscal period. Raw materials price, especially the price of nikel which is an important component of stainless steel, also increased. To minimize the impact the rise of raw material price, we increased our weighted average selling price (“ASP”) during the period.

•	Gross profit increased by 5.68% to $3.35 million. Gross margin was 6.33%, compared to 6.38% for the same period of the prior fiscal period. The rising costs of raw materials, particularly for stainless steel coil which is a key component of our products, has outpaced the increase of our ASP which led to a slight decline in gross margin.

•	Loss from operations was $0.16 million, compared to income from operations of $0.14 million for the same period of the prior fiscal year. Operating margin was (0.31)%, compared to 0.29% for the same period of the prior fiscal year.

•	Net loss was $0.48 million. This compared to a net loss of $0.06 million for the same period of the prior fiscal year.

Financial Results for the First Half of Fiscal Year 2023

Revenue

Revenue increased by $3,231,757 or 6.50%, to $52,887,156 for the six months ended March 31, 2024 from $49,655,399 for the six months ended March 31, 2023. During the first fiscal half of 2024, we observed an increase of demand for our piping products, primarily attributable to the real estate market recovery during the fiscal period. Raw materials price, especially the price of nikel which is an important component of stainless steel, also increased. To minimize the impact the rise of raw material price, we increased our weighted average selling price (“ASP”) during the period.

Gross Profit

Our gross profit increased by 181,368, or 5.68%, to $3,350,010 for the six months ended March 31, 2024 from $3,168,642 for the six months ended March 31, 2023. Gross profit margin was 6.33% for the six months ended March 31, 2024, as compared to 6.38% for the six months ended March 31, 2023. The increase of our gross profit was mainly attributable to the recovery of domestic real estate market. However, the rising costs of raw materials, particularly for stainless steel coil which is a key component of our products, has outpaced the increase of our ASP which led to a slight decline in gross margin.

Selling and Marketing Expenses

We incurred $880,824 in selling and marketing expenses for the six months ended March 31, 2024, compared to $ 963,655 for the six months ended March 31, 20223. Selling and marketing expenses decreased by $82,831, or 8.60%, during the six months ended March 31, 2024 compared to the six months ended March 31, 2023. This slight decrease is primarily due to decreased marketing expenses.

General and Administrative expenses

We incurred $ 2,010,566 in general and administrative expenses for the six months ended March 31, 2024, compared to $1,443,743 for the six months ended March 31, 2023. General and administrative expenses increased by $566,823 or 39.26%, for the six months ended March 31, 2024 compared to the same period in 2023. The increase is primarily due to increase in consulting expenses and employee salaries.

Research and Development Expenses

We incurred $622,805 in research and development expenses for the six months ended March 31, 2024, compared to $619,511 for the six months ended March 31, 2023. R&D expenses increased by $3,294, or 0.53%, for the six months ended March 31, 2024 compared to the same period in 2023.

Income (loss) from Operations

As a result of the factors described above, we incurred operating loss of $164,185 for the six months ended March 31, 2024, compared to operating income of $141,734 for the six months ended March 31, 2023, a decrease of operating income of $305,919.

Other Income (Expenses)

Our interest income and expenses were $7,868 and $411,045, respectively, for the six months ended March 31, 2024, compared to interest income and expenses of $25,123 and $386,527, respectively, for the six months ended March 31, 2023.

Net Income (loss)

As a result of the factors described above, we incurred net loss of $481,753 for the six months ended March 31, 2024, compared to net income of $57,080 for the six months ended March 31, 2023, a decrease in profit of $424,673.

Financial Condition

As of March 31, 2024, cash and cash equivalents, restricted cash and short-term investments totaled $5.06 million, compared to $5.05 million as of September 30, 2023. Short-term bank borrowings were $13.34 million as of March 31, 2024, compared to $9.39 million as of September 30, 2023.

Accounts receivable was $20.56 million as of March 31, 2024, compared to $14.97 million as of September 30, 2023. Inventories were $13.39 million as of March 31, 2024, compared to $17.94 million as of September 30, 2023. Accounts payable was $2.18 million as of March 31, 2024, compared to $2.61 million as of September 30, 2023.

Total current assets and current liabilities were $62.05 million and $40.03 million, respectively, leading to a current ratio of 1.55 as of March 31, 2024. This compared to total current assets and current liabilities were $43.25 million and $24.89 million, respectively, and current ratio of 1.74 as of September 30, 2023.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2024 and 2023 (Unaudited)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2024	2023
Revenues	52,887,156	$49,655,399
Cost of sales	49,537,146	46,486,756
Gross profit	3,350,010	3,168,642

Operating expenses:
Selling and marketing expenses	880,824	963,655
General and administrative expenses	2,010,566	1,443,743
Research and development costs	622,805	619,511
Total operating expenses	3,514,195	3,026,909

Operating Income	164,185	141,734

Other income (expenses):
Interest expenses	(411,045)	(386,527)
Interest income	7,868	25,123
Other income (expenses), net	92,816	162,590
Total other income (expenses), net	(310,361)	(198,814)

Income (Loss) before income taxes	(474,546)	(57,080)

Income tax provision	-	-

Net income (loss)	(481,753)	(57,080)
Net income (loss) attributable to non-controlling interests		1,663

Net income (loss) attributable to ZK International Group Co., Ltd.	(481,753)	(55,417)

Net income (loss)	(481,753)	(57,080)

Other comprehensive income:
Foreign currency translation adjustment		(1,912,369)

Total comprehensive income (loss)	(481,753)	(1,969,449)
Comprehensive income (loss) attributable to non-controlling interests	(9,284)	(10,076)
Comprehensive income attributable to ZK International Group Co., Ltd.	(472,468)	(1,979,525)

Basic and diluted earnings per share
Basic	-	-
Diluted	-	-
Weighted average number of shares outstanding
Basic	31,445,962	30,392,940
Diluted	31,445,962	30,518,893

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2024 and September 30, 2023 (Unaudited)

 (IN U.S. DOLLARS)

	2024 (Unaudited)	2023
Assets
Current assets
Cash and cash equivalents	$4,945,913	$4,994,411
Restricted cash	65,379	50,995
Short-term Investment	48,650	48,145
Accounts receivable, net of allowance for doubtful accounts of $6,686,864 and $6,617,485, respectively	20,556,288	14,967,186
Notes receivable	269,424	54,825
Other receivables	6,022,949	383,413
Due from related parties	1,532,776	-
Inventories	13,390,249	17,937,425
Advance to suppliers	15,216,014	4,810,044
Total current assets	62,047,642	43,246,444
Property, plant and equipment, net	7,822,460	7,836,017
Right-of use asset	18,573	43,840
Intangible assets, net	1,446,461	1,437,384
Long-term accounts receivable	5,585,636	5,527,682
Long-term investment	302,760	285,540
TOTAL ASSETS	$77,223,532	$58,668,977
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,178,436	$2,611,220
Accrued expenses and other current liabilities	1,634,393	4,964,892
Lease liability - current portion	21,977	21,749
Accrued payroll and welfare	1,867,631	1,918,415
Advance from customers	16,847,355	821,694
Due to related parties	128,903	1,111,001
Convertible debentures	4,011,224	4,011,224
Short-term bank borrowings	13,336,426	9,388,706
Notes payables	-	41,118
Income tax payable	-	669
Total current liabilities	40,026,345	24,890,689
Bank borrowings – non-current	8,617,093	8,527,686
Lease liability - long term portion	11,935	11,811
TOTAL LIABILITIES	$48,655,373	$33,430,186

Equity
Common stock, no par value, 50,000,000 shares authorized, 30,392,940 and 30,392,940 shares issued and outstanding, respectively
Additional paid-in capital	76,386,898	72,886,898
Statutory surplus reserve	3,176,556	3,176,556
Subscription receivable	(125,000)	(125,000)
Retained earnings	(48,140,252)	(47,666,657)
Accumulated other comprehensive income (loss)	(2,878,739)	(3,190,985)
Total equity attributable to ZK International Group Co., Ltd.	28,419,463	25,080,812
Equity attributable to non-controlling interests	148,696	157,980
Total equity	28,568,159	25,238,792
TOTAL LIABILITIES AND EQUITY	$77,223,532	$58,668,977